UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2021 First Half Preliminary Operating Results

On July 22, 2021, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2021. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1. Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2021	1Q 2021	% Change Increase (Decrease) (Q to Q)	2Q 2020	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	12,241,668	17,584,415	(30.38)	10,723,771	14.15
	Cumulative	29,826,083	17,584,415	—	29,996,908	(0.57)
Net operating profit	Specified Quarter	1,673,748	1,746,826	(4.18)	1,390,455	20.37
	Cumulative	3,420,574	1,746,826	—	2,429,574	40.79
Profit before income tax	Specified Quarter	1,666,918	1,786,430	(6.69)	1,376,206	21.12
	Cumulative	3,453,348	1,786,430	—	2,395,602	44.15
Profit for the period	Specified Quarter	1,207,423	1,285,160	(6.05)	992,477	21.66
	Cumulative	2,492,583	1,285,160	—	1,731,414	43.96
Profit attributable to shareholders of the parent company	Specified Quarter	1,204,276	1,270,015	(5.18)	981,886	22.65
	Cumulative	2,474,291	1,270,015	—	1,711,340	44.58

Note:

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2. Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2021	1Q 2021	% Change Increase (Decrease) (Q to Q)	2Q 2020	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	4,673,682	8,417,048	(44.47)	4,520,138	3.40
	Cumulative	13,090,730	8,417,048	—	13,532,177	(3.26)
Net operating profit	Specified Quarter	1,025,064	951,383	7.74	903,727	13.43
	Cumulative	1,976,447	951,383	—	1,736,331	13.83
Profit before income tax	Specified Quarter	1,004,117	971,265	3.38	913,181	9.96
	Cumulative	1,975,382	971,265	—	1,710,562	15.48
Profit for the period	Specified Quarter	737,617	690,567	6.81	670,931	9.94
	Cumulative	1,428,184	690,567	—	1,257,278	13.59
Profit attributable to shareholders of the parent company	Specified Quarter	734,155	688,493	6.63	660,407	11.17
	Cumulative	1,422,648	688,493	—	1,246,754	14.11

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3. Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		2Q 2021	1Q 2021	% Change Increase (Decrease) (Q to Q)	2Q 2020	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,759,062	2,966,708	(40.71)	1,201,222	46.44
	Cumulative	4,725,770	2,966,708	—	6,446,608	(26.69)
Net operating profit (loss)	Specified Quarter	203,699	289,664	(29.68)	230,229	(11.52)
	Cumulative	493,363	289,664	—	209,421	135.58
Profit (Loss) before income tax	Specified Quarter	217,672	296,770	(26.65)	210,931	3.20
	Cumulative	514,442	296,770	—	194,376	164.66
Profit (Loss) for the period	Specified Quarter	154,731	222,480	(30.45)	151,484	2.14
	Cumulative	377,211	222,480	—	136,802	175.74
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	154,758	222,473	(30.44)	151,479	2.16
	Cumulative	377,231	222,473	—	136,791	175.77

Notes:

1) Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2021 first half earnings conference, which are based on KB Financial Group’s consolidated financial statements.

2) “Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: July 22, 2021	By:	/s/ Hwan-Ju Lee
(Signature)

Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer